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                         WORLDGATE COMMUNICATIONS, INC.
                               3190 Tremont Avenue
                                Trevose, PA 19053


August  26, 2003

VIA EDGAR  AND U.S. MAIL
------------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549

Attention:   David Mittleman, Esq.

             Re:  WorldGate Communications, Inc.
             Registration Statement on Form S-1
             (File No. 333-99633)
             -------------------------------------

Dear Ladies and Gentlemen:

     Pursuant to Rule 477 and Rule 478(c) promulgated under the Securities Act of 1933, as amended, WorldGate Communications, Inc. (the "Registrant") hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File Number 333-99633), together with all exhibits (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on Setember 16, 2002 and amended on December 9, 2002 and February 2, 2003. The Registration Statement was not declared effective by the Commision, and none of the Registrant's securities were sold pursuant to the Registration Statement.

     Based upon current market conditions, the Registrant has determined not to pursue a rights offering at this time. The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

     The Registrant requests in accordance with Rule 457(p) promulgated under the Securities Act of 1933, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

     Please forward a copy of the Order Withdrawing the Registration Statement to the undersigned via facsimile at (215) 557-9162 as soon as it is available. If you have any questions regarding this application, do not hesitate to contact Walter J. Mostek, Jr. of Drinker Biddle & Reath LLP at (610) 993-2233. Thank you for your assistance.

                                   WORLDGATE COMMUNICATIONS, INC.

                                   Randall J. Gort
                                   ------------------------------------
                                   Randall J. Gort
                                   Chief Legal Officer and Secretary